Exhibit 5.1

James F. Fulton, Jr. T: (650) 843-5103 jfulton@cooley.com

December 18, 2008

Veraz Networks, Inc.

926 Rock Avenue, Suite 20

San Jose, California 95131

Re:    S-8 Registration Statement 5.1 Opinion

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Veraz Networks, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 2,168,870 shares of the Company’s Common Stock (the “Shares”) to be issued pursuant to the Company’s 2006 Equity Incentive Plan (the “Plan”).

In connection with this opinion, we have examined the Registration Statement and related Prospectuses, your Certificate of Incorporation and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Plan, the Registration Statement and related Prospectuses, will be validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD KRONISH LLP

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.